WATER NOW, INC.

4565 Village Creek Road

Fort Worth, TX 76119

October 6, 2017

VIA EDGAR

Pamela Long

Assistant Director

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549

Re: Water Now, Inc./Request for Withdrawal of Registration Statement on Form 10-12G (File No. 000-55825)

Ladies and Gentlemen:

Water Now, Inc. (the “Company“) hereby requests that the Company’s Registration Statement on Form 10 (File No. 000-55825), filed with the Securities and Exchange Commission (the “SEC”) on August 11, 2017, together with all exhibits and amendments thereto (the “Registration Statement”), be withdrawn, effective immediately. The Registration Statement has not been declared effective by the SEC.

The Company received comments to the Registration Statement from the SEC, and at this time certain comments remain unresolved. The Company desires that the Registration Statement not go effective by lapse of time prior to all comments having been resolved. As discussed with Ms. Sherry Haywood of the Staff, upon receipt of additional comments from the SEC, the Company intends to file a new registration statement that is responsive to such comments. Therefore, the Company requests that the SEC continue its review of the Registration Statement and provide any additional comments that it might have.

Please advise David R. Earhart of Gray Reed & McGraw, LLP, if further action is required on our part.

Thank you for your assistance.

Very truly yours,

Water Now, Inc.

By:	/s/ David King
David King
Chief Executive Officer

CC: Sherry Haywood

  Asia Timmons Pierce